

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2010

Arthur Wang
Chief Executive Officer
Gigamedia Limited
8th Floor
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

> **Re:** **Gigamedia Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File no. 0-30540**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 3. Key Information

Risk Factors

1. Your disclosures on page F-30 indicate that the shareholders of T2 Entertainment, T2 Advertisement and Jinyou have pledged all of their equity interests to T2CN Technology under equity pledge agreements. Please tell us whether these agreements have been registered with the relevant governmental authorities and with the local branch of the Administration for Industry and Commerce in China. To the extent that these agreements have not been approved or registered, then tell us how you considered including risk factor disclosures explaining that until such agreements are registered the company may

have limited recourse against the shareholders of T2 Entertainment, T2 Advertisement and Jinyou should they default on their obligations.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Intangible Assets, Goodwill and Long-Lived assets, page 57

2.   We note your discussion regarding goodwill as a critical accounting policy. Please tell us what consideration you gave to including a description of the methods and key assumptions used to determine the fair value of your reporting units. Also, please clarify whether you have determined that the estimated fair value substantially exceeds the carrying value of any of your reporting units and if so please disclose this determination in future filings. To the extent that any of your reporting units has an estimated fair value that is not substantially in excess of its carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test;
- discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your reporting units; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Please refer to Item 5.D. of Form 20-F and Section V of SEC Release No. 34-48960.

Business Segment Results

Online Games Business, page 65

3.   We note that operating revenues for your FunTown platform increased while the revenues from your T2CN platform decreased; however, your disclosures do not provide much insight as to the factors that contributed to the fluctuation in such revenues. Tell us how you considered expanding your disclosures to include a discussion of the key variables and other factors that management uses to manage your business and evaluate your revenue trends. In this regard, we note your reference to the number of registered users, paying players and peak current users in your Business Overview discussion as well as your discussion of various games currently in play. Tell us how these factors contributed to the revenue fluctuations in your online game business and how you intend to incorporate these or other factors into your discussion of operating results. We refer you to Section III.B.1 of SEC Release No. 34-48960.

Trend Information, page 71

4.   Please ensure that you provide a materially-complete discussion of known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Item 5.D of From 20-F. As examples of issues that appear to warrant further discussion in this section, we note the following:

- We refer to your April 2010 sale to Mangas Gaming of 60% of substantially all of the assets and liabilities of your gaming software and services business, which business accounted for 70.6% of your fiscal 2009 revenues. You disclose on page 70 that a portion of the significant cash proceeds received to date from this sale may be used for future potential M&A opportunities, and you state on page 23 that the company intends to continue to grow its online game and service segment. However, it is unclear from your disclosures the extent to which management intends to focus the company's business going forward on its online games and service segment, and the extent to which it intends to further diversify the company's operations, following the sale of a majority of its gaming software and services business.

- In addition, with respect to the online games and service business, we note your statement that, "The year 2010 looks brighter than 2009 for… [y]our investment in Infocomm Asia." Please discuss in greater detail the specific trends, uncertainties or events that suggest improved financial results for your online games and services segment in 2010. In this regard, please address the significant impairment charges taken by the company in fiscal 2009 relating to unsuccessful new online game initiatives in Asia and why future game initiatives are anticipated to be more successful.

Please tell us what consideration you gave to addressing these issues in your Item 5 disclosure.

Item 7. Major Shareholders and Related-Party Transactions

B. Related-Party Transactions

Borrowings, page 83

5.   You disclose that a key manager of Waterland Financial Holdings is a director of the company, and that the company had outstanding short-term indebtedness to Waterland as of the end of the last two fiscal years and May 31, 2010. Please ensure that you provide the complete disclosure called for by Item 7.B.2 of Form 20-F with respect to related-

party indebtedness, including the largest amount outstanding during the period covered by the disclosure requirement and the nature of the transaction in which the loan was incurred.

Item 17. Financial Statements

Note 1. Business Overview, Basis of Presentation, and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

6.   We note that in January 2009 the company launched your first Xbox 360 game title, FunTown Mahjong, which appears to also allow for on-line game play. Please describe your revenue recognition policy for games sold on Xbox 360 or similar platforms. Tell us whether you have any service obligations for the on-line capability features. If so, tell us the significance of the on-line play feature to the product sales and explain how you considered these features in your revenue recognition policy. Tell us the accounting guidance you applied and advise how you considered including a discussion of your revenue recognition policy related to such sales in your financial statement footnotes.

Note 5. Assets and Liabilities Held for Sale, page F-33

7.   We note that on April 8, 2010 you sold the assets and liabilities of your gaming software and service business to Mangas and received a 40% interest in a joint venture with Mangas called Mangas Everest. We further note that as a condition to this sale, you first purchased the shares of UIM, the material assets of which were then sold to Mangas Everest. Please describe further the terms of this acquisition and tell us how you accounted for the purchase of the UIM business. Also, tell us the amount of gain recognized upon the subsequent sale of such assets to Mangas and provide your calculations to support such gain. In addition, tell us how you applied the guidance in ASC 810-10-40-4 and 40-5 in accounting for this sale. Also, tell us how you determined the fair value of the 40% interest in Mangas Everest that you received as partial consideration in this sale.

8.   We note from your disclosures on page F-81 that total assets of your gaming software and services business totaled $145.8 million at December 31, 2009. The disclosures in Note 5 indicate that "assets held for sale-current" and "assets held for sale non-current" gross of retained ownership totaled $111.2 million at December 31, 2009. Please reconcile these two disclosures and explain any differences.

9.   Your disclosures on page 12 indicate that you do not control Mangas Everest's management and therefore have no control over its business decisions. However, you also state that as long as you hold at least 20% of Mangas Everest's share capital, you will have approval rights over certain material actions of Mangas Everest including

certain issuances of securities, acquisition and dispositions of certain assets and material changes to the principal business of Mangas Everest. In addition, we note that as long as you hold a 10% interest, you will have representation on the board of directors for Mangas Everest. Please explain further why you believe you have no control over Mangas Everest's business decision, particularly since you have approval rights over material transactions and board representation. Also, tell us how these approval rights and your representation on the board of directors factored into your analysis as to whether or not to consolidate this entity pursuant to the guidance in ASC 810-10-8A.

Note 10. Fair Value Measurements, page F-41

10.   We note that during fiscal 2009 you recorded an other-than-temporary impairment charge of $11.8 million related to your marketable debt securities. Tell us which investment(s) in preferred shares you determined were impaired and explain further the facts and circumstances that lead to such charge. Also, tell us how you considered expanding your disclosures, either here or in MD&A, to include a further discussion regarding such charges.

Note 28. Subsequent Events

Transactions with Infocomm Asia, page F-86

11.   We note that you have entered into agreements with InfoComm Asia ("InfoComm") and certain shareholders of InfoComm to acquire additional preferred shares of InfoComm and upon completion of this acquisition you will hold preferred shares that are convertible into approximately 80% InfoComm's ordinary shares. We further note that on May 7, 2010, you entered into an agreement to acquire a wholly-owned subsidiary of InfoComm for $6 million. Tell us how you intend to account for these transactions and provide the specific accounting guidance upon which you intend to rely.

Exhibits 12.1 and 12.2

12.   Please use the exact language as referenced in Exhibit 12 of Form 20-F in future filings. In this regard, we note that your certifications pursuant to Section 302 of the Sarbanes-Oxley Act refer to "annual report" in paragraph 2 as opposed to referring to "report" as indicated in the instructions to exhibits of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney at (202) 551-3483 or me at (202) 551-3499 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile 852-3740-4727
        Alec P. Tracy, Esq.
        Skadden, Arps, Slate, Meagher & Floam LLP